Exhibit 99.2

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces Annual Shareholder Meeting voting results

Toronto, Ontario – May 8, 2025 – Kinross Gold Corporation (TSX: K, NYSE: KGC) has announced the detailed voting results of the election of its Board of Directors, which took place at the Company’s virtual Annual Meeting of Shareholders on May 7, 2025.

The nominees listed in the Management Information Circular dated March 11, 2025, were elected as directors of Kinross at the meeting (see detailed voting results below).

Board of Directors voting results

Nominee	Votes for	% for	Votes withheld	% withheld
George V. Albino	871,979,303	99.36%	5,609,336	0.64%
Kerry D. Dyte	730,095,578	83.19%	147,493,060	16.81%
Glenn A. Ives	865,501,652	98.62%	12,086,987	1.38%
Ave G. Lethbridge	844,857,990	96.27%	32,730,649	3.73%
Michael A. Lewis	839,174,118	95.62%	38,414,520	4.38%
Elizabeth D. McGregor	874,253,046	99.62%	3,335,593	0.38%
Kelly J. Osborne	834,518,595	95.09%	43,070,043	4.91%
George N. Paspalas	871,831,842	99.34%	5,756,796	0.66%
J. Paul Rollinson	872,283,204	99.40%	5,305,435	0.60%
David A. Scott	874,280,120	99.62%	3,308,518	0.38%

Voting results on the other items of business at the Annual Meeting of Shareholders are as follows:

“Say on Pay” resolution on executive compensation

Votes for	% for	Votes against	% against
822,213,730	93.69%	55,374,903	6.31%

Appointment of auditors

Votes for	% for	Votes withheld	% withheld
866,323,042	92.47%	70,501,357	7.53%

A report on all matters voted on at the meeting has been filed on SEDAR+.

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Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

Media Contact

Victoria Barrington

Senior Director, Corporate Communications

phone: 647-788-4153

victoria.barrington@kinross.com

Investor Relations Contact

David Shaver

Senior Vice-President, Investor Relations & Communications

phone: 416-365-2854

InvestorRelations@Kinross.com

Source: Kinross Gold Corp.

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